SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2009
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Shinhan Financial Group 1Q 2009 Operating Results
     On May 4, 2009, Shinhan Financial Group held an earning release conference for 1Q 2009, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).
     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.
1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)
					Change
	1Q 2009	4Q 2008	Change (in%)	1Q 2008	(in%)
Operating Revenue	22,377,818	23,148,507	-3.3%	11,081,787	101.9%
Operating Income	205,724	512,121	-59.8%	856,042	-76.0%
Income from Continuing Operation	204,029	486,148	-58.0%	902,524	-77.4%
Net Income	118,117	283,724	-58.4%	620,353	-81.0%
2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)
					Change
	1Q 2009	4Q 2008	Change (in%)	1Q 2008	(in %)
Operating Revenue	19,849,589	20,214,901	-1.8%	8,764,655	126.5%
Operating Income	116,158	376,394	-69.1%	533,907	-78.2%
Income from Continuing Operation	104,333	444,772	-76.5%	525,561	-80.1%
Net Income	73,731	356,682	-79.3%	381,763	-80.7%

3. Operating Results of Shinhan Card (non-consolidated)

(KRW million)
					Change
	1Q 2009	4Q 2008	Change (in%)	1Q 2008	(in %)
Operating Revenue	985,638	990,020	-0.4%	1,067,438	-7.7%
Operating Income	171,078	207,318	-17.5%	389,276	-56.1%
Income from Continuing Operation	173,046	201,896	-14.3%	438,724	-60.6%
Net Income	142,569	126,785	12.4%	317,471	-55.1%

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date: May 4, 2009